Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of a major subsidiary of MiX Telematics relating to the exercise of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”).

Catherine Lewis is exercising 1 118 750 SARs granted to her under the LTIP as set out in the table below. Lewis’ intention is to sell 597 838 of the shares issued to her in respect of these SARs (in part to cover the immediate tax obligation arising from the exercise) and she will retain the remaining 100 000 shares issued. Accordingly, at the conclusion of this transaction, Lewis will have increased her current shareholding in MiX Telematics by 100 000 ordinary shares bringing the total ordinary shares owned by herself to 1 624 500 ordinary shares.

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	September 12, 2019
Class of securities:	Ordinary shares issued to settle gain from SARS exercised
Nature of transaction:	Off-market exercise of SARs under the LTIP
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

SARS exercised:

Award date	Number exercised	Award price	Exercise price	Total gain on SARs	Ordinary shares issued
31 August 2015	375 000	R3.13	R8.50	R2 013 751	236 912
30 May 2016	250 000	R2.94	R8.50	R1 389 997	163 529
24 November 2016	218 750	R3.28	R8.50	R1 141 873	134 338
30 May 2017	275 000	R3.46	R8.50	R1 386 002	163 059
	1 118 750			R5 931 623	697 838

September 13, 2019

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